July 19, 2024

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted June 25, 2024
           CIK No. 0002027815
Dear Chan Wan Shan Sandra:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
General

1. We note your disclosure that approximately 57% and 78% of your revenues in the last two fiscal years were attributable to consulting and advisory services, and 40% and 19%
       of your revenues were attributable to the trading of luxury timepieces. Please revise your prospectus significantly in the (a) prospectus summary, (b) risk factors, (c) industry, (d)
       business and (e) management's discussion and analysis of financial condition and results of operations sections to discuss these two revenue-producing segments in the beginning of each of the respective sections of the prospectus. In this regard, we note that currently you prominently discuss underwriting and placing services, securities dealing and brokerage services, and asset management services in each of the sections, even though less than 3% and 4% of your revenues were derived from these types of services in fiscal years 2024 and 2023, respectively.
 July 19, 2024
Page 2

2. Please revise your cover page, summary, and risk factors sections to disclose your multiple class share structure (Class A ordinary shares and Class B ordinary shares) and explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled, and the risks the structure presents to investors, including the risk that future issuances of high-vote shares may be dilutive to the shareholders of Class B shares.
3. Please define "Controlling Shareholders" the first time you refer to this group of shareholders in the filing or advise.
4. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.
5. We note that in several risk factors you refer to your or the group's "retail shops," but in the facilities section starting on page 109 you only describe a 3,000 square foot office space you lease. Please revise for consistency or advise.
6. We note that throughout the prospectus you often describe the industry using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
7. Please include compensation of your executive officers in the most recent fiscal year.
       Refer to Item 6.B. of Form 20-F.
Overview, page 1

8. Please revise here and in other key disclosures where you discuss your business model related to selling luxury timepieces to provide additional key details. For example, discuss your distribution strategies, the type and amount of marketing you perform, the percentage of revenue from on-line vs. off-line sales, the percentage of corporate vs. retail customers, the type and number of storefronts you have, etc. Additionally, based on disclosure on pages 77 and 103, it appears that you have generated substantially all of your revenue from sales to one customer. If true, please more prominently disclose this fact.
Corporate History and Structure, page 3

9. Please revise the corporate structure diagram here and elsewhere in the filing to clearly disclose the percentage of voting rights and economic rights by class of share.
Prospectus Summary, page 12

10. Please revise the first paragraph in this section to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your
 July 19, 2024
Page 3

       securities. In this regard we note that your disclosure currently refers to "three consecutive years."
Risk Factors, page 17

11. We note the significant revenue concentration within your customer base. In this regard, we note that Customer A from your trading of timepiece segment accounted for 40.45%
       of your revenue for the year ended March 31, 2024, Customer B from your consulting and advisory segment accounted for 66.54%, and Customer C from your trading of timepiece segment accounted for 18.52% of your revenue for the year ended March 31, 2023. Please identify Customer A, Customer B and Customer C and include a risk factor highlighting the risks associated with dependence on a limited number of customers. Further, if applicable, disclose the terms of any material agreements with these customers and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Risks Related to Our Business, page 17

12. Please refer to industry challenges described on pages 88 and 89 and revise this section to describe material risks to investors related to the industry of trading luxury watches.
Reliance on products of certain brands under the Commodity Trading Business Segment, page 29

13. Please revise to disclose the top three brands of timepieces that comprise 100% of your inventory.
Recent joint statements by the SEC and PCAOB, page 40

14. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or
       Hong Kong.
Use of Proceeds, page 56

15. We note that you plan to use approximately 30% of the net proceeds of this offering for acquisition of financial and investment related companies. Please provide a brief description of the businesses you are seeking to acquire and, to the extent you have identified any particular business, include information on the status of the acquisition. Refer to Item 3.C.3. of Form 20-F.
16. Please give the net amount of the proceeds to be used for each of the uses specified. Refer to Item 3.C.1. of Form 20-F.
Reorganization, page 61

17. We note the depiction of Bluemount Capital Limited in the diagram illustrating your corporate structure immediately after this offering, as well as your disclosure on pages F-7 and F-35, that this company was incorporated in Hong Kong. However, your disclosure on page 62 states that Bluemount Capital Limited was formed as the foreign company's
       Taiwan branch, Republic of China. Please disclose consistently if the company is incorporated under the laws of Taiwan or Hong Kong.
 July 19, 2024
Page 4

Competition in the financial services industry in Hong Kong, page 67

18. Please tell us why you disclose that securities dealing is your primary business and has traditionally been a significant part of your operations considering the immaterial impact of this business on your financial results. Alternatively, please revise your disclosure as needed.
Advisory service fee income, page 73

19. Please revise your disclosure to provide details of the amount of revenue recognized each year and the year over year changes in your advisory service fee income. For example, disclose the number of projects/transactions closed each year, average fee per projects/agreement and discuss the underlying reasons for any material trends.
Trading of timepiece, page 73

20. Please revise your disclosure to provide details of the amount of revenue recognized each year and the year over year change in your trading of timepieces revenue. For example, disclose the number of timepieces sold in each period, the average sales price per timepiece and discuss the underlying reasons for any material trends. Impairment loss on trade and other receivables, page 73

21. Please revise your disclosures to discuss the key facts and circumstances that resulted in the 2023 impairment loss. Please discuss the likelihood that the underlying reasons for the impairment loss are indicative of the need for future impairments. Results of Operations - Income tax expense, page 74

22. Please revise to disclose the effective tax rate for each period presented and describe the underlying reasons for the material difference. Please discuss the extent that the reason for the large effective tax rate in 2023 is expected to impact future taxes so that investors can ascertain the likelihood that past tax rates are indicative of future tax rates.
Industry Background of Financial Services Business Segment, page 80

23. Please reconcile your disclosure that as of March 31, 2024, the equity market in Hong
       Kong ranked the seventh largest stock market in the world with the table below your disclosure showing the worldwide ranking of the Hong Kong Stock Exchange as eighth in the world.
Industry Background of the Consulting and Advisory Services Business Segment, page 83

24. Please provide support for your disclosure in the first paragraph of this section that the
       "market size of the [consulting services] industry reach[ed] more than one trillion U.S.
       dollars in 2022."
25. We note that your business operates exclusively in Hong Kong. Please revise your disclosure in the third full paragraph on page 84 to describe Hong Kong's management consulting market. In this regard, we note that you currently discuss the size of China's management consulting market but you do not appear to have any operations in Mainland
       China. Make corresponding changes in the first paragraph on page 88 where you discuss the size of China's luxury timepieces market.
 July 19, 2024
Page 5

Industry Background of the Luxury Branded Timepieces Business Segment, page 86

26. Please explain what you mean by your reference to "Incredible" in the first paragraph on page 87.
27. Please revise your disclosure here and throughout this prospectus to cite specific sources for the market and industry data you present.
28. Please either explain why in the fifth paragraph on page 87 you describe the online sector and online platforms and their relevance to your business or remove this paragraph.
Synergies among our different lines of services which generate diversified and stable sources of revenue, page 93

29. We note your disclosure on pages 91 and 93 related to the benefits created by synergies between your businesses and other disclosure in your filing discussing how your
       businesses    complement one another.    Noting that 57% of your revenue
for the year
       ended March 31, 2024 related to your consulting and advisory business and 40% of your revenue related to selling watches, please revise your disclosure throughout your filing to clarify how these apparently disparate businesses create synergies and the types of synergies created. Alternatively, and if appropriate, please remove disclosure related to synergies.
Strengthening our placing and underwriting services, page 93

30. Please balance your disclosure that your placing and underwriting business is your core competence with a discussion of the historical revenue generated from the placing and underwriting business and your engagement in these services subsequent to March 31,
       2024, up to the date of the prospectus. In this regard, we note your disclosure on page 63 that you generated 0% and 1.32% of your total revenues from the underwriting and placing services for the years ended March 31, 2024, and 2023, respectively.
Consulting and Advisory Business Segment, page 100

31. Please revise this subsection significantly to provide additional details on the services offered by you in the consulting and advisory business segment. Explain what specific services you provide under each corporate finance and strategic communications
       "segments" and describe how you are compensated for such services, such as commissions, flat fees or otherwise.
Consulting and Advisory Business Segment, page 105

32. Where you highlight the extensive business and financial knowledge possessed by your staff, please balance your disclosure by also discussing that your operating subsidiaries employed only nine employees as of March 31, 2024.
 July 19, 2024
Page 6
Sales and Marketing - Commodity Trading Business Segment, page 105

33. Your disclosure here implies that you have a broad, active and loyal customer base.
       However, based on disclosure on pages 77 and 103, it appears that you have generated substantially all of your revenue from sales to one customer. If true, please revise your disclosure here and elsewhere in the filing to ensure that the characterization of your customer base is consistent with the fact that you have one customer. Employment Agreements with Executive Officers, page 135

34. Please describe the material terms of the employment contracts with your executive officers. Refer to Item 10.C. of Form 20-F.
Principal Shareholders, page 136

35. We note your reference to controlling shareholders on page 152. Please disclose what percentage of the voting power will be held by the controlling shareholders after this offering and the percentage of outstanding shares that holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. Explain the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
36. You disclose that upon the closing of the offering, none of your shareholders will have different voting rights from other shareholders. Please tell us how this disclosure is consistent with disclosure on pages 141 and F-38 that Class A shareholders have 20 votes and Class B shareholders have one vote per share. Alternatively, please revise as appropriate.
37. Please disclose the natural person or persons who have voting and dispositive control over the shares held by Echo International Holdings Group Limited.
38. Please tell us why the ownership percentages in the table on page 137 differ from percentages disclosed on page F-9. If necessary, revise your disclosure for consistency or advise.
Certain Relationships and Related-Party Transactions
Transactions with Certain Related Parties, page 138

39. Please revise the second paragraph in this section to state that you are required to disclose related party transactions since the beginning of your three preceding fiscal years. Refer to
       Item 7.B. of Form 20-F. In addition, revise the tables in this section to explain the related party relationship for each of the entities or individuals included in this section.
Description of Share Capital
Calls on Ordinary Shares and Forfeiture of Ordinary Shares, page 142

40. We note your disclosure in this section that "directors may from time to time make calls on [your] shareholders in respect of any money unpaid on their shares." We also note that your opinion of counsel when filed should opine that the shares to be registered in this offering are fully paid and non-assessable. As such, please clarify your disclosure, if true, that your board may not make calls on the shares being registered in this offering or
 July 19, 2024
Page 7

       advise.
Anti-Takeover Provisions, page 144

41. Please disclose that your dual class capital structure may have anti-takeover effects preventing a change in control transaction.
Note 7. Administrative Expenses, page F-27

42. You disclose on page 109 that you had nine employees and some appear to be clearly administrative. You also disclose here that Salaries and benefits was HK$0 for 2023 and
       HK$32,000 for 2024. Please tell us in what income statement line-item salary and benefits expense for your administrative employees is presented and revise if needed.
Note 14. Trade Receivables, page F-31

43. Based on your disclosure here, it appears that substantially all of your trade receivables, including related party receivables, are past due at March 31, 2024. Please revise to provide an aging analysis of your past due trade receivables by class of receivable. Please provide sufficient granularity in your past due categories to allow a reader to fully understand the magnitude of the length of time past due. For example, if a material amount of receivables are past due well over 90 days, provide additional past due categories (e.g. 180 days, 360 days, 540 days, etc.).
44. Please revise in MD&A to disclose the gross carrying amount of trade receivables and a breakdown of the ECL impairment allowance by the receivable classes used in the table on the top of page F-31.
Note 20. Dividend Payables, page F-36

45. Your disclosure on page 139 describes this related party amount as a loan payable. Please revise as appropriate to clearly and consistently disclose the nature of this payable. If this represents a dividend payable, please revise to clarify when the dividend was declared, why it has not been paid and when it is expected to be paid.
Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers, page F-46

46. Noting the materiality of your gross receivables 90+ days past due and lifetime ECL impairment allowance for trade receivables from contracts with customers, please revise to disclose the gross receivables and ECL impairment allowance for those assessed individually and separately for those assessed collectively. Refer to paragraph 35B(a) of
       IFRS 7.
47. Please tell us in detail and revise to disclose the inputs, assumptions and estimation techniques used to measure expected credit losses for trade receivables assessed individually and separately for those assessed collectively. Specifically tell us how a trade receivable that is considered in default impacts your measurement of credit loss as compared to a trade receivable that is not considered in default. Lastly, please tell us how you consider historical write-offs in your measurement of credit loss. Refer to paragraph 35G of IFRS 7.
48. Your disclosure on page F-31 indicates that the receivables over 90 days past due are not
 July 19, 2024
Page 8

       considered in default by considering the historical payment arrangement. Please provide us with your analysis explaining how you have overcome the rebuttable presumption that default does not occur later than when a financial asset is 90 days past due. Refer to paragraph B5.5.37 of IFRS 9. As part of your analysis, explain the terms of the historical payment arrangement referenced in your disclosure and how they impact your conclusion.
49. Based on the allowance rollforward, it appears that you have not written-off any trade receivables during 2023 and 2024. Considering your write-off policy as disclosed on page
       F-20, please tell us in detail and revise as appropriate to discuss the key facts and circumstances you considered in determining no trade receivables should be written-
       off. Refer to paragraph 35B(a) of IFRS 7.
50. Based on your disclosure here, it appears that you have HK$53.6 million of gross 90+
       days past due trade receivables and an ECL impairment allowance of HK$28.6 million at
       March 31, 2024. Given the materiality of these amounts, please provide similar information in MD&A and provide additional discussion regarding the specific facts and circumstances you considered in your individual or collective credit assessments that supported not needing additional ECL impairment allowance. Specifically discuss any payment arrangements you believe supports collectability of the trade receivables.
Note 29. Subsequent Events, page F-50

51. Please revise to disclose the amount of consideration, consideration per share and any other material term for each transaction disclosed.
Item 7. Recent Sales of Unregistered Securities, page II-1

52. Please include the December 18, 2023, share issuance listed on page F-8 and the May 14,
       2024, sales listed on page F-50 in this section or advise why these transactions are not included here. In addition, disclose the value of securities listed in this section. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. Refer to Item 701(c) of
       Regulation S-K.
       Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Lawrence Venick, Esq.